UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 001-31410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE RESTATED COTT USA 401(K) SAVINGS & RETIREMENT PLAN

4221 W. Boy Scout Boulevard, Suite 400

Tampa, FL 33607

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

1200 Britannia Road East Mississauga, Ontario, Canada L4W 4T5	4221 W. Boy Scout Boulevard, Suite 400 Tampa, FL 33607

The Restated Cott USA 401(K) Savings & Retirement Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Restated Cott USA 401(k) Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.    The supplemental information is the responsibility of the Plan’s management. Our auditing procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C

We have served as the Plan’s auditor since 2013.

Clearwater, Florida
June 5, 2018

The Restated Cott USA 401(K) Savings & Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value:
Mutual funds	$21,447,365	$85,985,694
Common/collective trust funds	71,849,236	—
Stable value fund	12,842,129	12,181,269

Total investments, at fair value	106,138,730	98,166,963

Receivables:
Employer contributions	—	622,330
Notes receivable from participants	4,784,676	4,608,353

Total receivables	4,784,676	5,230,683

Total assets	110,923,406	103,397,646

Liabilities
Excess contributions payable to participants	87,408	106,863

Net assets available for benefits	$110,835,998	$103,290,783

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(K) Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For The Years Ended December 31, 2016 and December 31, 2015

	2016	2015
Additions to net assets attributed to
Participant contributions	$6,630,689	$6,042,688
Employer contributions	1,194,240	1,181,574
Rollover contributions and other deposits	1,015,089	719,148
Investment income	291,454	1,559,918
Interest income	253,647	—
Interest income on notes receivable from participants	197,556	199,520
Net appreciation in fair value of investments	5,652,799	—

Total additions	15,235,474	9,702,848

Deductions from net assets attributed to
Benefits paid to participants	7,517,368	10,022,324
Net depreciation in fair value of investments	—	1,626,240
Administrative costs	172,891	218,625

Total deductions	7,690,259	11,867,189

Net increase (decrease) in net assets available for benefits	7,545,215	(2,164,341)
Net assets available for benefits
Beginning of year	103,290,783	105,455,124

End of year	$110,835,998	$103,290,783

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(K) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1. Description of Plan

General

The following description of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all full-time employees 18 years or older who have completed 90 days of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.), a wholly-owned subsidiary of Cott Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions, fund transfers and participant loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Contributions

Participation in the Plan is voluntary. All participants are entitled to elect employee contributions to be on a pre-tax basis or as a Roth 401(k) contribution, subject to certain limitations under the IRC. Active participants can contribute up to 90% of earnings, to a maximum of $18,000 for 2016 and 2015 to the Plan in the form of basic contributions. Contributions in excess of those allowed by IRC Section 401(k)(3) are reflected as excess participant contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan has been established under Section 401 of the IRC. Therefore, employee contributions, except for Roth 401(k) contributions, are not subject to federal income withholding tax, but are taxable when withdrawn from the Plan.

Effective July 1, 2015, the Plan was amended to change the Company matching contribution to eligible employees of the Plan to be 100% of elective deferrals up to the first 1% of the participant’s eligible compensation, and provide a discretionary matching contribution equal to a percentage of a participant’s eligible compensation to be determined by the Board of Directors of the Company. For the year ended December 31, 2016, the Company made a matching contribution to eligible employees of the Plan of 100% on elective deferrals up to the first 1% of the participant’s eligible compensation. There was no discretionary matching contribution made by the Company for the year ended December 31, 2016. For the period of July 1, 2015 through December 31, 2015, the Company made a matching contribution to eligible employees of the Plan of 100% on elective deferrals up to the first 1% of the participant’s eligible compensation, and a discretionary matching contribution of 50% on elective deferrals up to the next 4% of the participant’s eligible compensation. For the years ended December 31, 2016 and 2015, respectively, the Company matched up to 100% on the first 3% of participant eligible compensation of San Bernardino union employees. Non-matching Company contributions may be made at the discretion of the Board of Directors of the Company. The Company elected not to make any non-matching contributions for the years ended December 31, 2016 and 2015, respectively. The Company, at its discretion, may make additional discretionary profit sharing contributions to San Bernardino union employees. Discretionary profit sharing contributions were approximately $79,000 and $78,000 during the years ended December 31, 2016 and 2015, respectively.

Investment in Cott Corporation common stock was optional for Plan participants. During 2015, the Company’s common stock was eliminated as an investment option of the Plan and all participant investments in the Company common stock were liquidated and proceeds were allocated to remaining Plan investment options as directed by the participant.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. A participant whose account balance includes amounts transferred from the San Bernardino Plan or the St. Louis Plan as a result of the merger of such plans into the Plan shall vest in the participant’s share of matching contributions, discretionary matching contributions and profit sharing contributions and earnings and losses thereon in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

All other participants whose account balances which do not include amounts transferred from the San Bernardino Plan or the St. Louis Plan shall vest in the participant’s share of matching contributions, discretionary matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the plan prior to January 1, 2008 in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

All other participants whose account balances which do not include amounts transferred from the San Bernardino Plan or the St. Louis Plan shall vest in the participant’s share of matching contributions, discretionary matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the plan on or after January 1, 2008 in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Investment Options

At December 31, 2016, the Plan provided participants with thirteen mutual funds, nine common/collective trust funds and one stable value fund as investment options in which to invest their contributions.

Notes Receivable from Participants

Participants may borrow from their accounts up to a maximum of the lesser of $50,000, or 50% of their account balance. The term of the loan shall not exceed 5 years except for loans to purchase a primary residence, in which case the term of the loan shall not exceed 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1% as of the date of loan origination. Principal and interest is paid rateably through payroll deductions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed in several methods as elected by the participant or, when applicable, the participant’s beneficiary. The methods of distribution include single lump-sum payments; or provided the participant’s vested account exceeds $5,000, in periodic monthly, quarterly or annual installments; or in periodic partial-sum payments, in accordance with non-discriminatory and objective standards and procedures consistently applied by the administrator.

Forfeitures

Forfeited nonvested amounts at December 31, 2016 and 2015 were $6,253 and $6,421, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $37,000 and $12,417 for the years ended December 31, 2016 and 2015, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell our asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3 to Financial Statements). The stable value fund is an annuity contract with a broadly diversified fixed income portfolio which are valued at fair value. The Plan’s interest in the stable value fund is valued based on information reported by the investment advisor using the audited financial statements of the stable value fund.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments.

Contributions

Participant and employer matching contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

Benefit Payments

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued and unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative costs and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3. Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the exchange prices that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used during 2016 and 2015.

•	Common/Collective Trust Funds: Valued by the issuer of the common/collective trust funds based on the value of each of the underlying investments, less any applicable fees. The underlying investments are valued by the issuer using quoted market prices on active exchanges or, if unavailable, primarily using quoted market prices from independent pricing services and broker dealers and as such are generally categorized as Level 2.

•	Mutual Funds: Valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the NAV of the shares held by the Plan and as such are generally categorized as Level 1.

•	Stable Value Fund: Value based on the fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4 to Financial Statements).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015, respectively. There have been no changes in methodologies used at December 31, 2016 and 2015.

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$21,447,365	$—	$—	$21,447,365
Common/collective trust funds	—	71,849,236	—	71,849,236

Total assets in the fair value hierarchy	$21,447,365	$71,849,236	$—	$93,296,601

Investments measured at net asset value[1]				12,842,129

Investments at fair value				$106,138,730

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$85,985,694	$—	$—	$85,985,694

Total assets in the fair value hierarchy	$85,985,694	$—	$—	$85,985,694

Investments measured at net asset value[1]				12,181,269

Investments at fair value				$98,166,963

1.	In accordance with ASC 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following tables summarize investments for which fair value is measured using NAV per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable value fund	$12,842,129	N/A	Daily	30-60 Days

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable value fund	$12,181,269	N/A	Daily	30-60 Days

Note 4. Stable Value Fund

Effective February 3, 2014, the Plan provided the New York Life Guaranteed Interest Account (“GIA”), a stable value fund managed by New York Life Trust Company (“NYLTC”), as an investment option to participants of the Plan. The GIA is a group annuity contract which consists of a broadly diversified fixed income portfolio within New York Life Insurance Company’s (“NYLIC”) general account and is intended to provide a stable crediting rate consistent with preservation of principal. Interest is accrued daily and credited monthly to the GIA and reflects the crediting rate declared in advance and guaranteed by NYLIC.

The key factors that impact the crediting rate under the group annuity contract are the timing and magnitude of the cash flows in and out of the general account as well as prevailing market rates on fixed income assets available for investment by the general account. The interest crediting rate may not be reset more frequently than semi-annually after the first contract year. The crediting rate is subject to a minimum rate provision as provided in the group annuity contract, but may never fall below 1% after deduction for any expenses. Participant-initiated transactions are permitted on a daily basis.

The group annuity contract provides that, subject to certain limitations, withdrawals for benefit payments at death, retirement, disability, termination of employment, and for loans, hardship withdrawals or in-service withdrawals as permitted by the Plan are completed at contract value. Certain distributions, including but not limited to distributions resulting from employer-initiated events such as Plan termination, merger, spin-off, and early retirement incentives may be completed subject to a market value adjustment, however the Plan Administrator deems these employer-initiated events are not probable to occur.

The group annuity contract may be terminated by the contract holder at any time, provided written notice of terminations is received by NYLTC at least 30 days but not more than 60 days prior to the intended termination date. At contract termination, the Plan may elect to receive either an immediate lump sum distribution subject to a market value adjustment or receive a contract value distribution in 6 annual installments over a period of 5 years.

Note 5. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 7, 2010, that the Plan, and the related trust, are designed in accordance with the applicable sections of the IRC and therefore, the Plan is qualified and the related trust is tax exempt under the applicable sections of the IRC. The Plan has adopted amendments since receiving the determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. On July 6, 2017, the IRS issued a favorable determination that the Plan, and the related trust, are designed in accordance with the applicable sections of the IRC and therefore, the Plan is qualified and the related trust is tax exempt under the applicable sections of the IRC.

U.S. GAAP requires management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6. Related-Party Transactions

Fees paid by the Plan for trustee management services amounted to $143,891 and $190,625 for the years ended December 31, 2016 and 2015, respectively. Fees paid by the Plan for auditing services amounted to $29,000 and $28,000 for the years ended December 31, 2016 and 2015, respectively. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statements of Changes in Net Assets Available for Benefits.

John Hancock and their affiliates perform services for, sell products to and manage and maintain certain investments for the Plan for which fees are charged to the Plan. While the Plan pays most of the fees, a portion is paid by the Plan Sponsor. Party-in-interest transactions also include loans to participants. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, which was prepared on a cash basis, as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$110,835,998	$103,290,783
Less: Employer contributions receivable to participants	—	(622,330)
Plus: Excess contributions payable to participants	87,408	106,863

Net assets available for benefits per Form 5500	$110,923,406	$102,775,316

The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2016 and 2015:

	2016	2015
Net increase (decrease) in net assets available for benefits per the financial statements	$7,545,215	$(2,164,341)
Less: Employer contributions receivable to participants	—	(622,330)
Plus: Prior year employer contributions receivable to participants	622,330	—
Less: Prior year excess contributions payable to participants	(106,863)	(119,750)
Plus: Current year excess contributions payable to participants	87,408	106,863

Net income (loss) per Form 5500	$8,148,090	$(2,799,558)

8. Subsequent Events

On July 24, 2017, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with Refresco Group N.V., a Dutch public company (“Refresco”), pursuant to which the Company agreed to sell to Refresco its North America, United Kingdom and Mexico business units and the Royal Crown International finished goods export business (collectively “Traditional Business”).

Effective December 22, 2017, the Plan was amended to facilitate the transfer of account balances, including any outstanding loans, of certain participants of the Plan not included within the scope of the sale of the Traditional Business (the “Cott Employees”) to another plan sponsored by the Company or a member of the Company’s group. The Plan amendment specified that all such transferred account balances would continue to be subject to the provisions and tax regulations of the IRS and would continue to vest in accordance with the vesting schedules under the Plan.

On December 28, 2017, the account balances, including any outstanding loans, of the Cott Employees were transferred to the DS Services of America, Inc. Retirement Savings Plan, a defined contribution savings and investment plan under section 401(k) of the IRC, administered by the Company.

On January 30, 2018, pursuant to the Purchase Agreement, the Company sold the Traditional Business to Refresco, and effective as of the same date, the Plan was amended to name Refresco as the Plan Sponsor and to change the name of the Plan to The Refresco USA 401(k) Savings & Retirement Plan.

The Restated Cott USA 401(K) Savings & Retirement Plan

EIN #58-1947565 Plan #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	JP Morgan Core Bond Fund A	Mutual Fund	N/A	$2,068,393
	Templeton Global Bond Fund Adv	Mutual Fund	N/A	671,596
	Western Asset Core Plus Bond A	Mutual Fund	N/A	833,386
	Victory Syca Est Value I	Mutual Fund	N/A	1,817,016
	Vanguard Institutional Index	Mutual Fund	N/A	4,900,587
	Invesco Small Cap Value Y	Mutual Fund	N/A	1,760,368
	American Beacon Large Cap Value Inv	Mutual Fund	N/A	1,368,575
	JP Morgan Large Cap Growth Select	Mutual Fund	N/A	2,030,615
	Vanguard Explorer Fund Adm	Mutual Fund	N/A	1,001,489
	Vanguard Extended Market Index Fund Adm	Mutual Fund	N/A	1,196,217
	Vanguard Mid Cap Growth (Inv)	Mutual Fund	N/A	949,530
	American EuroPacific Growth R3	Mutual Fund	N/A	1,655,716
	Oppenheimer Dev Markets Fund Y	Mutual Fund	N/A	1,193,877
	JP Morgan SmartRet Income A	Common/Collective Trust Fund	N/A	7,318,224
	JP Morgan SmartRet 2020 Fund A	Common/Collective Trust Fund	N/A	14,218,604
	JP Morgan SmartRet 2025 Fund A	Common/Collective Trust Fund	N/A	15,556,827
	JP Morgan SmartRet 2030 Fund A	Common/Collective Trust Fund	N/A	12,917,270
	JP Morgan SmartRet 2035 Fund A	Common/Collective Trust Fund	N/A	9,843,977
	JP Morgan SmartRet 2040 Fund A	Common/Collective Trust Fund	N/A	6,184,128
	JP Morgan SmartRet 2045 Fund A	Common/Collective Trust Fund	N/A	3,823,905
	JP Morgan SmartRet 2050 Fund A	Common/Collective Trust Fund	N/A	1,360,458
	JP Morgan SmartRet 2055 Fund A	Common/Collective Trust Fund	N/A	625,843
*	New York Life Guaranteed Interest Account	Stable Value Fund	N/A	12,842,129
*	Participant Loans***	Interest rates of 4.25% to 9.25%	N/A	4,784,676

				$110,923,406

*	Party-in-interest as defined by ERISA.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.
***	Participant loans have maturity dates ranging from 2017 to 2030.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Restated Cott USA

401(k) Savings & Retirement Plan

Date: June 5, 2018	/s/ Steve Erdman
Steve Erdman Senior Vice President, Global Human Resources Cott Corporation

Exhibit Index

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.